Points International Ltd. Reports Third Quarter 2017 Financial Results

Record Revenue of $91.2 Million

Gross Profit1 Increased 14% Year-Over-Year to $11.4 Million

Toronto, Canada, November 8, 2017 – Points (TSX: PTS) (Nasdaq: PCOM), the global leader in powering loyalty commerce, today announced results for the third quarter ended September 30, 2017.

“Our strong third quarter performance demonstrates continued progress toward our strategic goals and financial targets for 2017,” stated Rob MacLean, CEO. “During the third quarter we built on the success of our Loyalty Currency Retailing segment and also saw meaningful strategic and financial gains in our Platform Partners and Points Travel segments. Momentum coming out of this quarter offers increased confidence in our ongoing diversification efforts and positions us for continued success in 2018.”

Third Quarter 2017 Financial Results
(Unless otherwise stated, all comparisons are on a year-over-year basis and all amounts are in USD. The complete third quarter Condensed Consolidated Interim Financial Statements and Management Discussion & Analysis, including segmented results, are available at www.sedar.com and www.sec.gov.)

  Revenue increased to a record $91.2 million from $82.4 million. Principal Revenues totaled $87.2 million and Other Partner Revenue was $3.9 million.
  Gross Profit grew 14% to $11.4 million, compared to $10.1 million.
  Total Adjusted Operating Expenses2 were $8.2 million, compared to $7.8 million.
  Net Income totaled $0.6 million, or $0.04 per diluted share, compared to Net Income of $0.3 million, or $0.02 per diluted share.
  Adjusted EBITDA3 was $3.1 million, compared to $2.3 million.

Recent Business Highlights

___________________________________________
1 Gross profit is defined as total revenues less the direct cost of revenues. Gross profit is considered by Management to be an integral measure of financial performance and represents the amount of revenues retained by the Corporation after incurring direct costs. However, gross profit is not a recognized measure of profitability under IFRS.
2 Adjusted Operating Expenses consists of employment expenses excluding stock based compensation, marketing and communications, technology services, and other operating expenses. Adjusted Operating Expenses is not a measure of financial performance under IFRS and should not be considered a substitute for total expenses, which we believe to be the most directly comparable IFRS measure.
3 Adjusted EBITDA (Earnings before income tax expense, depreciation and amortization, foreign exchange, share-based compensation and impairment of long-term investments) is considered by Management to be a useful supplemental measure when assessing financial performance. Management believes that Adjusted EBITDA is an important indicator of the Corporation's ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. However, Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for Net Income, which we believe to be the most directly comparable IFRS measure.

  Recently expanded relationship with Shangri-La Hotels in China, for Loyalty Currency Retailing services.
  Announced a partnership with Groupon, the leading daily deals service, to incent customers through our Platform Partnerships services with up to 10 points per dollar spent with popular hotel and airline loyalty programs, including Alaska Airlines Mileage Plan, Choice Privileges, IHG Rewards Club, JetBlue TrueBlue, La Quinta Returns and United MileagePlus.
  During the third quarter, Points repurchased for cancellation 153,047 shares of common stock at an average price of $9.41 per share through its Automatic Share Purchase Plan in conjunction with its Normal Course Issuer Bid.

Outlook

The Company is reiterating financial guidance for the year ending December 31, 2017, as follows:

  Gross profit is expected to increase up to 10% from 2016
  Adjusted EBITDA is expected to increase up to 10% from 2016
  Current expectation is to be near the upper end of the range for both metrics

Investor Conference Call

Points' conference call with investors will be held today at 4:30 p.m. Eastern Time. To participate, investors from the US and Canada should dial (877) 407-0784 ten minutes prior to the start time. International callers should dial (201) 689-8560.

In addition, the call is being webcast and can be accessed at the Company's web site: investor.points.com and will be archived online upon completion of the call. A telephonic replay of the conference call will also be available until 11:59 p.m. Eastern Time on Wednesday, November 15, 2017, by dialing (844) 512-2921 in the U.S. and Canada and (412) 317-6671 internationally and entering the passcode 13672810.

About Points

Points, publicly traded as Points International Ltd. (TSX: PTS)(Nasdaq: PCOM), provides loyalty e-commerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. With a growing network of over 50 global loyalty programs integrated into its unique Loyalty Commerce Platform, Points offers three core private or co-branded services: its Buy Gift and Transfer service retails loyalty points and miles directly to consumers; its Points Loyalty Wallet service offers any developer transactional access to dozens of loyalty programs and their hundreds of millions of members via a package of APIs; and its Points Travel service helps loyalty programs increase program revenue from hotel bookings, and provides more opportunities for members to earn and redeem loyalty rewards more quickly. Points is headquartered in Toronto with offices in San Francisco and London.

For more information, visit company.points.com, follow Points on Twitter (@PointsLoyalty) or read the Points blog. For Points’ financial information, visit investor.points.com.

Caution Regarding Forward-Looking Statements

This press release contains or incorporates forward-looking statements within the meaning of United States securities legislation, and forward-looking information within the meaning of Canadian securities legislation (collectively, "forward-looking statements"). These forward-looking statements include, among other things, opportunities for new products and partners and incremental revenue, potential for growth in revenue and gross margin and our guidance for 2017 with respect to gross profit and adjusted EBITDA expectations. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Undue reliance should not be placed on such statements. In particular, the financial outlooks herein assume Points will be able to maintain its existing contractual relationships and products, that such products continue to perform in a manner consistent with Points' past experience, that Points will be able to generate new business from our pipeline at expected margins, our in-market and newly launched products and services will perform in a manner consistent with the Company's past experience and we will be able to contain costs. Our ability to convert our pipeline of prospective partners and product launches is subject to significant risk and there can be no assurance that we will launch new partners or new products with existing partners as expected or planned nor can there be any assurance that Points will be successful in maintaining its existing contractual relationships or maintaining existing products with existing partners. Other important risk factors that could cause actual results to differ materially include the risk factors discussed in Points' annual information form, Form-40-F, annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

Use of Non-GAAP Measures

The Corporation’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). Management uses certain non-GAAP measures, which are defined in the appropriate sections of this press release, to better assess the Corporation’s underlying performance. These measures are reviewed regularly by management and the Corporation’s Board of Director’s in assessing the Corporation’s performance and in making decisions about ongoing operations. These measures are also used by investors as an indicator of the Corporation’s operating performance. Readers are cautioned that these terms are not recognized GAAP measures and do not have a standardized GAAP meaning under IFRS and should not be construed as alternatives to IFRS terms, such as net income.

Contact :	Points Investor Relations
ICR, Inc.
Garo Toomajanian
ir@points.com

Points International Ltd.
Key Financial Measures and Schedule of Non-GAAP Reconciliations

Gross Profit[4] Information

Expressed in thousands of United States dollars
	For the three months ended

	September 30, 2017	September 30, 2016

Total Revenue	$91,198	$82,442
Direct cost of revenue	79,772	72,380
Gross Profit[4]	$11,426	$10,062
Gross Margin	13%	12%

Reconciliation of Net Income to Adjusted EBITDA5

Expressed in thousands of United States dollars

	For the three months ended

	September 30, 2017	September 30, 2016

Net Income	$605	$335
Income tax expense	310	301
Depreciation and amortization	1,029	1,224
Foreign exchange loss (gain)	(75)	1
Stock-based compensation	1,321	389
Adjusted EBITDA[5]	$3,190	$2,250

_____________________________________
4 Gross Profit is defined as total revenues less the direct cost of principal revenues. Gross profit is considered by Management to be an integral measure of financial performance and represents the amount of revenues retained by the Corporation after incurring direct costs. However, gross profit is not a recognized measure of profitability under IFRS.

5 Adjusted EBITDA (Earnings before income tax expense, depreciation and amortization, foreign exchange, share-based compensation and impairment of long-term investments) is considered by Management to be a useful supplemental measure when assessing financial performance. Management believes that Adjusted EBITDA is an important indicator of the Corporation's ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. However, Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for Net Income, which we believe to be the most directly comparable IFRS measure.

Reconciliation of Total Expenses to Adjusted Operating Expenses6

Expressed in thousands of United States dollars

	For the three months ended

	September 30, 2017	September 30, 2016

Total Expenses	$90,283	$81,806
Subtract (add):
Direct cost of revenue	79,772	72,380
Depreciation and amortization	1,029	1,224
Foreign exchange loss (gain)	(75)	1
Stock-based compensation	1,321	389
Adjusted Operating Expenses[6]	$8,236	$7,812

___________________________________________
6 Adjusted Operating Expenses consists of employment expenses excluding stock based compensation, marketing, technology, and other operating expenses. Adjusted Operating Expenses is not a measure of financial performance under IFRS and should not be considered a substitute for total expenses, which we believe to be the most directly comparable IFRS measure.

Points International Ltd.
Condensed Consolidated Interim Statements of Financial Position
Expressed in thousands of United States dollars
(Unaudited)

As at	September 30,	December 31,
	2017	2016
ASSETS
Current assets
Cash and cash equivalents	$54,949	$46,492
Short-term investments	-	10,033
Restricted cash	500	500
Funds receivable from payment processors	11,561	10,461
Accounts receivable	6,983	4,057
Prepaid expenses and other assets	3,055	1,475
Total current assets	$77,048	$73,018

Non-current assets
Property and equipment	2,126	1,750
Intangible assets	15,557	16,896
Goodwill	7,130	7,130
Deferred tax assets	1,999	1,725
Other assets	2,713	2,715
Total non-current assets	$29,525	$30,216
Total assets	$106,573	$103,234

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$6,819	$6,335
Income taxes payable	226	1,638
Payable to loyalty program partners	54,055	53,242
Current portion of other liabilities	784	771
Total current liabilities	$61,884	$61,986

Non-current liabilities
Deferred tax liabilities	298	211
Other liabilities	617	719
Total non-current liabilities	$915	$930

Total liabilities	$62,799	$62,916

SHAREHOLDERS’ EQUITY
Share capital	58,365	58,412
Contributed surplus	10,483	9,881
Accumulated other comprehensive income (loss)	585	(127)
Accumulated deficit	(25,659)	(27,848)
Total shareholders’ equity	$43,774	$40,318
Total liabilities and shareholders’ equity	$106,573	$103,234

Points International Ltd.
Condensed Consolidated Interim Statements of Comprehensive Income

Expressed in thousands of United States dollars, except per share amounts
(Unaudited)

	For the three months		For the nine months
	ended		ended
	September 30,	September 30,	September 30,	September 30,
	2017	2016	2017	2016
REVENUE
Principal	$87,200	$79,671	$248,549	$230,941
Other partner revenue	3,927	2,725	11,116	8,786
Interest	71	46	158	139
Total Revenue	$91,198	$82,442	$259,823	$239,866

EXPENSES
Direct cost of principal revenue	79,772	72,380	225,928	208,449
Employment costs	6,660	5,457	18,731	17,574
Marketing and communications	422	460	1,587	1,247
Technology services	489	446	1,390	1,236
Depreciation and amortization	1,029	1,224	3,017	3,451
Foreign exchange (gain) loss	(75)	1	(183)	169
Operating expenses	1,986	1,838	6,068	4,664
Total Expenses	$90,283	$81,806	$256,538	$236,790

OPERATING INCOME BEFORE INCOME TAXES	$915	$636	$3,285	$3,076

Income tax expense	310	301	1,096	917
NET INCOME	$605	$335	$2,189	$2,159

OTHER COMPREHENSIVE INCOME
Items that will subsequently be reclassified to profit or loss:
Unrealized gain on foreign exchange derivative designated as cash flow hedges	573	(196)	1,101	759
Income tax effect	(151)	52	(292)	(201)

Reclassification to net income of loss on foreign exchange derivatives designated as cash flow hedges	(192)	(27)	(132)	310
Income tax effect	51	7	35	(82)
Other comprehensive income for the period, net of income tax	$281	$(164)	$712	$786

TOTAL COMPREHENSIVE INCOME	$886	$171	$2,901	$2,945

EARNINGS PER SHARE
Basic earnings per share	$0.04	$0.02	$0.15	$0.14
Diluted earnings per share	$0.04	$0.02	$0.15	$0.14

Points International Ltd.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

			Attributable to equity holders of the Company
Expressed in thousands of United States dollars except number of				Accumulated
shares	Share Capital		Contributed	other	Accumulated	Total
(Unaudited)	Number		Surplus	comprehensive	deficit	shareholders’
	of Shares	Amount		income (loss)		equity

Balance at December 31, 2016	14,878,674	$58,412	$9,881	$(127)	$(27,848)	$40,318
Net income	-	-	-	-	2,189	2,189
Other comprehensive income, net of tax	-	-	-	712	-	712
Total comprehensive income	-	-	-	712	2,189	2,901
Effect of share option compensation plan	-	-	223	-	-	223
Effect of RSU compensation plan	-	-	2,834	-	-	2,834
Share issuances – share options	16,988	395	(335)			60
Share issuances – RSUs	-	1,255	(1,255)	-	-	-
Share capital held in trust	-	(1,053)	-	-	-	(1,053)
Shares repurchased	(162,347)	(644)	(865)	-	-	(1,509)
Balance at September 30, 2017	14,733,315	$58,365	$10,483	$585	$(25,659)	$43,774

Balance at December 31, 2015	15,306,402	$59,293	$9,859	$(624)	$(26,333)	$42,195
Net income	-	-	-	-	2,159	2,159
Other comprehensive income, net of tax	-	-	-	786	-	786
Total comprehensive income	-	-	-	786	2,159	2,945
Effect of share option compensation plan	-	-	431	-	-	431
Effect of RSU compensation plan	-	-	1,316	-	-	1,316
Share issuances – share options	500	7	(2)	-	-	5
Share issuances – RSUs	-	620	(620)	-	-	-
Shares repurchased	(134,258)	(526)	(627)	-	-	(1,153)
Balance at September 30, 2016	15,172,644	$59,394	$10,357	$162	$(24,174)	$45,739

Points International Ltd.
Condensed Consolidated Interim Statements of Cash Flows
Expressed in thousands of United States dollars
(Unaudited)

	For the three months		For the nine months
	ended		ended

	September 30,	September	September 30,	September 30,
	2017	30, 2016	2017	2016

Cash flows from operating activities
Net income for the period	$605	$335	$2,189	$2,159
Adjustments for:
Depreciation of property and equipment	238	344	649	936
Amortization of intangible assets	791	880	2,368	2,515
Unrealized foreign exchange loss (gain)	716	85	1,425	(450)
Equity-settled share-based payment transactions	1,321	389	3,057	1,747
Deferred income tax expense (recovery)	(46)	(162)	(444)	(164)

Net gain (loss) on derivative contracts designated as cash flow hedges	381	(223)	969	1,069
Changes in non-cash balances related to operations	3,975	(7,586)	(5,808)	(8,680)
Net cash provided by (used in) operating activities	$7,981	$(5,938)	$4,405	$(868)

Cash flows from investing activities
Acquisition of property and equipment	(267)	(762)	(1,025)	(1,117)
Additions to intangible assets	(358)	(275)	(1,029)	(1,350)
Settlement of short-term investments, net of interest received	10,033	-	10,033	-
Changes in restricted cash	-	-	-	500
Net cash provided by (used in) investing activities	$9,408	$(1,037)	$7,979	$(1,967)

Cash flows from financing activities
Proceeds from exercise of share options	60	-	60	5
Purchase of share capital held in trust	(857)	-	(1,053)	-
Shares repurchased	(1,439)	(478)	(1,509)	(1,153)
Net cash provided by (used in) financing activities	$(2,236)	$(478)	$(2,502)	$(1,148)

Effect of exchange rate fluctuations on cash held	(716)	(86)	(1,425)	451

Net increase (decrease) in cash and cash equivalents	$14,437	$(7,539)	$8,457	$(3,532)
Cash and cash equivalents at beginning of the period	$40,512	$55,371	$46,492	$51,364
Cash and cash equivalents at end of the period	$54,949	$47,832	$54,949	$47,832

Interest received	$156	$41	$204	$115
Taxes paid	$(506)	$(242)	$(3,011)	$(542)
Taxes received	$114	$-	$114	$-

Amounts received for interest were reflected as operating cash flows in the condensed consolidated interim statements of cash flows.